

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

Via E-mail
Brent R. Wadman, Esq.
Deputy General Counsel
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

> **Re: Stillwater Mining Company**
> **Schedule TO-I**
> **Filed on February 14, 2013**
> **File No. 005- 5-44031**

Dear Mr. Wadman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As currently represented, the offer could be open for less than 20 full business days due to the initial expiration time of 5:00 p.m. on the nineteenth business day following commencement. Please revise so that the offer will be open, and withdrawal rights will be available, at least through midnight on the twentieth business day. See Question and Answer Eight in SEC Release No. 34-16623 (March 5, 1980) and Rule 13e-4(a)(3).

2.   Please provide the proper signature certification in your Schedule TO.

Additional Information, page 14

3.   We note the disclosure appearing in the final paragraphs of this subsection. Please confirm that, if a material change occurs in the information published, sent or given to security holders, you will disseminate promptly disclosure of the change in a manner reasonably calculated to inform security holders of the change. See Rule 13e-4(e)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       David J. Goldschmidt, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP